Penn Virginia Corporation

14701 St. Mary’s Lane, Suite 275

Houston, Texas 77079

January 6, 2017

BY EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention:	H. Roger Schwall
Assistant Director
Office of Natural Resources

RE:	Penn Virginia Corporation Registration Statement on Form S-1 File No. 333-214709

Dear Mr. Schwall:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Penn Virginia Corporation (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to 12:00 p.m., Eastern Daylight Time, on January 10, 2017, or as soon as practicable thereafter.

Sincerely,

PENN VIRGINIA CORPORATION

By:	/s/ John A. Brooks
John A. Brooks
Interim Principal Executive Officer, Executive Vice President and Chief Operating Officer